Carthew Bay Technologies modifies the terms of its Secured Convertible Debenture with Colorep

TORONTO, April 7, 2010, 2010 (PRIME NEWSWIRE) -- Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the "Company" or "CBT"), formerly Astris Energi Inc., announced today that it has modified the terms of its Secured Convertible Debentures (“debenture”) with Colorep Inc. (“Colorep”). In exchange for an up-front fee of $100,000 and 2 interest installments of $50,00 0 each after 12 and 18 months, respectively, CBT has extended the maturity of its $2,000,000 debenture to March 31, 2012.  In addition, CBT has agreed to modify the conversion terms and thereafter convert this debenture and all amounts owing thereunder to various equity securities in the capital of Colorep Inc. (“Colorep”) and a series of cash payments. This conversion is subject to shareholder approval.  It is a requirement of our agreement with Colorep that a special meeting of shareholders be held on the earliest possible date. Accordingly, a special meeting of shareholders will be held, as previously advertised, on May 6, 2010 (“Special Meeting”). The purpose of this conversion is to improve Colorep’s balance sheet in order to assist in its financing efforts as well as to facilitate a potential acceleration of the timeline to a public listing of Colorep shares By enhancing Colorep’s financeability, in the short term, CBT is improving the financial prospects of its investment and in the longer term providing an improved economic outcome for its shareholders.

More specifically, CBT has agreed to modify the conversion terms of its debenture as follows: I) Securities to be received on conversion: a) 714,005 shares of Series C Preferred Stock convertible at a ratio of 1:10 into shares of common stock of Colorep. The shares will rank pari-passu with Colorep’s Series A and B preference shares and will have essentially the same rights as those shares (including anti-dilution protection) and the entitlement of CBT to one board seat; b) Warrants to purchase 7,140,050 shares of common stock to be exercisable at $0.378 per share for a period of 5 years and be subject to anti-dilution protection; and c) 2,697,392 common stock. II) Cash Consideration: a) Conversion Fee: $500,000 payable in 2 tranches from the proceeds of subsequent Colorep financings; b) Operational Expenses: $30,000 per month to a minimum of $150,000 and maximum of $184,931, payable as to $50,000 on conversion, $50,000 thirty days thereafter and the balance from the proceeds of subsequent financings. c) 5% annual accrual fee for each Series C Share to be paid in cash or shares. In addition, Colorep will be subject to various financial penalties in the event that payments are not made on a timely basis. A more detailed description of this transaction will be provided in the Management Information Circular to be mailed to shareholders shortly in connection with the Special Meeting.

Given its expanded shareholder base, management understands that Colorep will be in a position to now register its common stock pursuant to Section 12 of the U.S. Securities Exchange Act (subject to a Form 10 filing,) and have publicly traded shares shortly thereafter.

“We believe that this accelerated timeline to a public listing together with the above described improvements to its balance sheet, should enhance Colorep’s ability to secure financing on more favourable terms “ said Michael Liik, President and CEO of CBT. He went on to say “CBT on the other hand will be able to continue as a publicly listed company with a substantial investment in Colorep and sufficient cash to operate and pursue other investment opportunities.”

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. Colorep provides these services to companies through its wholly owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep's technology encompasses a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep ("Transprint") (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint's products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126" (320cms) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT's plans, objectives, expectations and intentions and other statements identified by words such as "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT's management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT's control. Such risks include those detailed in CBT's filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	Carthew Bay Technologies Inc.
Michael Liik, President & CEO
Tel: 416-307-4015
Fax: 416-365-1719